UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

FORD MOTOR COMPANY
(Exact name of registrant as specified in its charter)

Delaware	I-3950	38-0549190
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One American Road
Dearborn, Michigan 48126 (Address of Principal executive offices) (Zip Code)

(313) 322-3000
(Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Right	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.             ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.          ☒

Securities Act registration statement file number to which this form relates :	[N/A]
(If applicable)

Item 1	Description of Registrant's Securities to be Registered.

On September 11, 2009, Ford Motor Company (the "Company") entered into the Tax Benefit Preservation Plan (the "Plan"), between the Company and Computershare Trust Company, N.A., as rights agent, and the Board of Directors of the Company (the "Board") declared a dividend of one preferred share purchase right (the "Rights") for each outstanding share of common stock, par value $0.01 per share, of the Company (the "Common Stock") and each outstanding share of Class B stock, par value $0.01 per share, of the Company (the "Class B Stock") under the terms of the Plan.  The dividend is payable on September 25, 2009 to the stockholders of record as of the close of business on September 25, 2009 (the "Record Date").  Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Stock") at a price of $35.00 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment.  The description and terms of the Rights are set forth in the Plan.

Until the earlier to occur of (i) the close of business on the tenth business day following the public announcement that a person or group has become an "Acquiring Person" by acquiring beneficial ownership of 4.99% or more of the outstanding shares of Common Stock (or the Board becoming aware of an Acquiring Person, as defined in the Plan) or (ii) the close of business on the tenth business day (or, except in certain circumstances, such later date as may be specified by the Board) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (with certain exceptions) of 4.99% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to Common Stock and Class B Stock certificates outstanding as of the Record Date (or any book-entry shares in respect thereof), by such Common Stock or Class B Stock certificate (or registration in book-entry form) together with the summary of rights ("Summary of Rights") describing the Plan and mailed to stockholders of record on the Record Date, and the Rights will be transferable only in connection with the transfer of Common Stock or Class B Stock.  Any person or group that beneficially owns 4.99% or more of the outstanding shares of Common Stock on September 11, 2009 will not be deemed an Acquiring Person unless and until such person or group acquires beneficial ownership of additional shares of Common Stock representing one-half of one percent (.5%) or more of the shares of Common Stock then outstanding.  Under the Plan, the Board may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Plan if the Board determines that such person's or group's ownership of Common Stock will not jeopardize or endanger the availability of the Company, or otherwise limit in any way the use of, the Company's net operating losses, tax credits and other tax assets (the "Tax Attributes").

The Plan provides that, until the Distribution Date (or earlier expiration or redemption of the Rights), the Rights will be attached to and will be transferred with and only with the Common Stock and Class B Stock.  Until the Distribution Date (or the earlier expiration or redemption of the Rights), new shares of Common Stock and Class B Stock issued after the Record Date upon transfer or new issuances of Common Stock and Class B Stock will contain a notation incorporating the Plan by reference (with respect to shares represented by certificates) or notice thereof will be provided in accordance with applicable law (with respect to uncertificated shares).  Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates representing shares of Common Stock and Class B Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, or the transfer by book-entry of any uncertificated shares of Common Stock and Class B Stock, will also constitute the transfer of the Rights associated with such shares.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock and Class B Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire upon the earliest of the close of business on September 11, 2012 (unless that date is advanced or extended by the Board), the time at which the Rights are redeemed or exchanged under the Plan, the final adjournment of the Company's 2010 annual meeting of stockholders if stockholder approval of the Plan has not been received prior to that time, the repeal of Section 382 of the Internal Revenue Code of 1986, as amended, or any successor statute if the Board determines that the Plan is no longer necessary for the preservation of the Company's Tax Attributes, or the beginning of a taxable year of the Company to which the Board determines that no Tax Attributes may be carried forward.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock and Class B Stock payable in shares of Common Stock or Class B Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable.  Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10.00 per share, and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock.  In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $1.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1,000 times the payment made per share of Common Stock.  Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock and Class B Stock.  Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock.  These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right (including payment of the Purchase Price) that number of shares of Common Stock having a market value of two times the Purchase Price.

At any time after any person or group becomes an Acquiring Person but prior to the acquisition by such Acquiring Person of beneficial ownership of 50% or more of the voting power of the shares of Common Stock and Class B Stock then outstanding, the Board may exchange the Rights (other than Rights owned by such Acquiring Person, which will have become null and void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other stock) equivalent in value thereto, per Right (subject to adjustment for stock splits, stock dividends and similar transactions).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

At any time prior to the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price") payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board shall determine.  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Plan in any manner.  After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Plan in any manner that does not adversely affect the interests of holders of the Rights (other than the Acquiring Person).

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

This summary description of the Plan does not purport to be complete and is qualified in its entirety by reference to the Plan, which is incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission, dated September 11, 2009.

Item 2.	Exhibits.

The following exhibits to the Registration Statement of Form 8-A are incorporated by reference from the documents specified, filed with the Securities and Exchange Commission.

Exhibit Number	Exhibit Description

3.1
Restated Certificate of Incorporation, dated August 2, 2000 (incorporated by reference to Exhibit 3.A of the Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission).

3.2	By-laws (incorporated by reference to Exhibit 3.B of the Company's Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission).

3.3
Certificate of Designation of Series A Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on September 11, 2009 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated September 11, 2009 filed with the Securities and Exchange Commission).

4.2
Tax Benefit Preservation Plan, dated as of September 11, 2009, between Ford Motor Company and Computershare Trust Company, N.A., as Rights Agent, together with the following exhibits thereto: Exhibit A - Form of Certificate of Designation of Series A Junior Participating Preferred Stock of Ford Motor Company; Exhibit B — Form of Right Certificate; Exhibit C — Summary of Rights to Purchase Shares of Preferred Stock of Ford Motor Company (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated September 11, 2009 filed with the Securities and Exchange Commission).

99.1
Press Release, dated September 11, 2009 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K dated September 11, 2009 filed with the Securities and Exchange Commission).

SIGNATURES

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement be signed on its behalf by the undersigned thereunto duly authorized.

Ford Motor Company

Date: September 11, 2009	By:	/s/ Peter J. Sherry, Jr.
	Name:	Peter J. Sherry, Jr.
	Title:	Secretary